SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25
                        Commission File Number 333-52529
                           NOTIFICATION OF LATE FILING

    (Check One):    Form 10-K     Form 11-K       Form 20-F       X Form 10-Q

Form N-SAR
         For Period Ended:          January 31, 2000
                          ----------------------------------------------------
Transition Report on Form 10-K                   Transition Report on Form 10-Q
Transition Report on Form 20-F                   Transition Report on Form N-SAR
Transition Report on Form 11-K

     For the Transition Period Ended:
     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:_________________________
________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full   name  of   registrant   Morris Material Handling, Inc
Former name if applicable
________________________________________________________________________________
Address of principal executive office (Street and number)

                                315 W. Forest Hill Avenue
City, state and zip code        Oak Creek, Wisconsin 53154

                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
             X (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
             X (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form
                         N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
             X (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. The registrant and certain of its subsidiaries are in the process of negotiating an Amendment and Waiver to the registrant's Bank Credit Agreement. As a result of numerous difficulties and issues associated with such Amendment and Waiver, the registrant will not be able to file its Quarterly Report on Form 10-Q for the three months ended January 31, 2000 on or before March 16, 2000.

                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification
                  David D. Smith      (414)          764-6200
                  (Name)          (Area code)       (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                X Yes  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                X Yes  No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                See Attachment A

                               Morris Material Handling, Inc
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 16, 2000                      By:   /s/ Jack Stinnett
       ----------------------              -----------------------------------
                                           Jack Stinnett
                                           President and Chief Executive Officer

                                  ATTACHMENT A

                                                        Contact:  David D. Smith
                                                        Vice President - Finance
                                                             Tel. (414) 570-2772

                    MORRIS MATERIAL HANDLING, INC. ANNOUNCES
                              FIRST QUARTER RESULTS

Milwaukee, WI. March 16, 2000 - Morris Material Handling, Inc., a global provider of equipment and services for industrial material handling, today announced its operating results for the first quarter ended January 31, 2000.

For the quarter ended January 31, 2000, net sales and EBITDA, exclusive of the gain on sale of business, were $66.7 million and $1.4 million, respectively, compared with $67.9 million and $3.3 million in the same period a year ago. The Company reported a net loss of $4.2 million for the quarter, which included a $6.4 million pre-tax gain on the sale of a Canadian subsidiary, as compared to a net loss of $3.0 million for the same period in the prior year.

The slight decrease in net sales for the first quarter of 2000 compared with the first quarter of 1999 was primarily due to lower machine sales as a result of low bookings in late 1999.

The decrease in EBITDA was primarily attributable to the lower level of sales and lower margin rates reflecting market-pricing pressure. Selling, general and administrative expenses increased primarily as a result of the trademark license fee payable to Harnischfeger Industries, Inc., increased goodwill amortization and acquisitions. These items more than offset the impact of cost reductions.

The Company's bookings for the first quarter of the fiscal year 2000 was $77.3 million as compared to $63.1 million in the same quarter in 1999. The Company's backlog of orders at January 31, 2000 was $88.0 million compared to $77.4 million at October 31, 1999.

The Company was not able to meet certain financial covenants contained in its Bank Credit Agreement for the quarter ended January 31, 2000 and anticipates that it will not meet them in the foreseeable future. The Company has entered into an Amendment and Page 2 First Quarter Results

Waiver under its Bank Credit Agreement whereby, among other matters, the banks have waived compliance, for the period from January 31, 2000 until March 29, 2000, by the Company with such financial covenants in order to permit the Company to make additional borrowings above January 28, 2000, borrowing levels under its revolving credit facility of up to $12.0 million during such period. While the Company continues to work with Donaldson, Lufkin & Jenrette Securities Corp. as its financial advisor to review strategic alternatives, including a possible sale or recapitalization of the Company, there can be no assurances as to the outcome thereof.

Morris has global operations on five continents and manufactures a broad range of through-the-air cranes and hoists for material handling. In addition, Morris has a network of locations to distribute these products and provide service and support.


                          MORRIS MATERIAL HANDLING, INC.
                         CONDENSED STATEMENTS OF INCOME
                             (Dollars in Thousands)


                                                          For the Three Months
                                                             Ended January 31,
                                                        ------------------------
                                                        ------------------------
                                                            2000            1999
                                                        -----------    ---------
                                                        -----------    --------
                                                                (Unaudited)
Revenues
         Net sales                                       $ 66,719      $ 67,920
         Other income - net                                  --             102
                                                         --------      --------
                                                           66,719        68,022

Cost of Sales                                              50,872        50,614

Selling, General  and Administrative Expenses              16,860        15,933
                                                          --------      --------
              Operating Income (Loss)                      (1,013)        1,475

Gain on sale of business                                    6,380          --

Interest Expense - net
         Affiliates                                          --            --
         Third party                                       (7,750)       (6,908)
                                                         --------      --------
Loss before Income Taxes and Minority Interest             (2,383)       (5,433)

Benefit (Provision) for Income Taxes                       (1,788)        2,453
Minority Interest                                              16             6
                                                          --------      --------
              Net loss                                     (4,155)       (2,974)
                                                         ========      ========
                                                         ========      ========

Depreciation and Amortization                             $ 2,445       $ 1,806
EBITDA (1)                                                  1,432         3,281

(1) EBITDA is exclusive of the gain on sale of business.